UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)

NextDecade Corporation
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of class of securities)

65342K105
(CUSIP number)

David Gallo
Valinor Management L.P.
405 Lexington Avenue, 34th Floor
New York, New York 10174
(212) 918-5230

with copies to

Kaitlin Descovich
Weil, Gotshal & Manges LLP
2001 M Street NW
Washington, DC 20036
(202) 682-7000

(Name, address and telephone number of person authorized to receive notices and communications)

March 10, 2023
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Schedule 13D
CUSIP No. 65342K105
1	NAMES OF REPORTING PERSONS
Valinor Capital Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (see Item 5)

	8	SHARED VOTING POWER
4,532,457 (see Item 5)

	9	SOLE DISPOSITIVE POWER
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER
4,532,457 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,532,457 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.00% (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

Schedule 13D
CUSIP No. 65342K105
1	NAMES OF REPORTING PERSONS
Valinor Capital Partners Offshore Master Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (see Item 5)

	8	SHARED VOTING POWER
12,901,042 (see Item 5)

	9	SOLE DISPOSITIVE POWER
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER
12,901,042 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,901,042 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.46% (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

Schedule 13D
CUSIP No. 65342K105
1	NAMES OF REPORTING PERSONS
Valinor Associates, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (see Item 5)

	8	SHARED VOTING POWER
17,433,499* (see Item 5)

	9	SOLE DISPOSITIVE POWER
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER
17,433,499* (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,433,499* (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.38%* (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*Includes Shares directly owned by Valinor Capital Partners, L.P. and Valinor Capital Partners Offshore Master Fund, L.P.

Schedule 13D
CUSIP No. 65342K105
1	NAMES OF REPORTING PERSONS
Valinor Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (see Item 5)

	8	SHARED VOTING POWER
17,433,499* (see Item 5)

	9	SOLE DISPOSITIVE POWER
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER
17,433,499* (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,433,499* (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.38%* (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

*Includes Shares directly owned by Valinor Capital Partners, L.P. and Valinor Capital Partners Offshore Master Fund, L.P.

Schedule 13D
CUSIP No. 65342K105
1	NAMES OF REPORTING PERSONS
David Gallo

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
307,403 (see Item 5)

	8	SHARED VOTING POWER
17,433,499* (see Item 5)

	9	SOLE DISPOSITIVE POWER
307,403 (see Item 5)

	10	SHARED DISPOSITIVE POWER
17,433,499* (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,740,902* (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.58%* (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*Includes Shares directly owned by Valinor Capital Partners, L.P. and Valinor Capital Partners Offshore Master Fund, L.P.

This Amendment No. 9 (“Amendment No. 9”) amends the Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 3, 2017, as amended (as amended, the “Statement”), and is filed by the Reporting Persons with respect to the common stock, $0.0001 par value per share (“Shares”), of NextDecade Corporation (the “Issuer”).  Capitalized terms used herein but not defined shall have the meaning given to them in the Statement. This Amendment No. 9 is being filed solely due to a change in the number of Shares outstanding reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on March 10, 2023, and not as a result of any transactions by the Reporting Persons.

ITEM 2.	IDENTITY AND BACKGROUND

Item 2 is amended and supplemented as follows:

This Statement is being filed jointly by each of (i) Valinor Management, LP, a Delaware limited partnership (“Valinor Management”), (ii) David Gallo, a United States citizen, (iii) Valinor Capital Partners, L.P., a Delaware limited partnership (“Capital Partners”), (iv) Valinor Capital Partners Offshore Master Fund, L.P., a Cayman Islands exempted limited partnership (“Capital Partners Offshore Master”), and (vi) Valinor Associates, LLC, a Delaware limited liability company (“Associates,” and, collectively, the “Reporting Persons”). This amendment reflects that VND Partners, L.P. is no longer a Reporting Person following the distribution in kind reported in Amendment No. 8.

David Gallo is the Founder, Managing Partner and Portfolio Manager at Valinor Management, an investment management firm that serves as the investment manager to a number of private investment vehicles including Capital Partners Offshore Master and Capital Partner and is the managing member of Associates, which in turn is the general partner of Capital Partners Offshore Master and Capital Partners.  Valinor Management Associates, LLC is the general partner of Valinor Management.

The principal business address of each of the Reporting Persons is 405 Lexington Avenue, 34th Floor, New York, NY 10174.

During the last five years, none of the Reporting Persons, to the best of their knowledge, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting of mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is amended and restated as follows:

The responses set forth on rows 7 through 13 of the cover pages of this Amendment No. 9, as of March 10, 2023, are incorporated by reference in this Item 5.  The beneficial ownership information that follows is as of March 10, 2023.

(a) and (b)

As of March 10, 2023, assuming as if the Series A Preferred Shares and the Series B Preferred Shares beneficially owned by the Valinor Preferred Participants were convertible and exercisable, as the case may be: (A) Capital Partners directly holds 4,532,457 Shares, comprised of 3,865,475 Shares (including 32,845 Shares issued to Valinor Capital Partners by the Issuer upon exercise of Series B Warrants) and 666,982 Shares issuable upon conversion of (i) 1,512 Series A Preferred Shares and (ii) 2,022 Series B Preferred Shares, which represents approximately 3.00% of the Issuer’s outstanding Shares (based on (i) 150,573,984 Shares outstanding as of March 2, 2023, as disclosed in the Issuer's Annual Report on Form 10-K for the period ended December 31, 2022, filed with the SEC on March 10, 2023, plus (ii) the number of Shares issuable upon the conversion of the Series A Preferred Shares and the Series B Preferred Shares held by Capital Partners); and (B) Capital Partners Offshore Master directly holds 12,901,042 Shares, comprised of 10,996,353 Shares (including 91,620 Shares issued to Capital Partners Offshore by the Issuer upon the exercise of Series B Warrants) and 1,904,689 Shares issuable upon conversion of (i) 4,316 Series A Preferred Shares and (ii) 5,776 Series B Preferred Shares, which represents approximately 8.46% of the Issuer’s outstanding Shares (based on (i) 150,573,984 Shares outstanding as of March 2, 2023, as disclosed in the Issuer's Annual Report on Form 10-K for the period ended December 31, 2022, filed with the SEC on March 10, 2023, plus (ii) the number of Shares issuable upon the conversion of the Series A Preferred Shares and the Series B Preferred Shares held by Capital Partners Offshore Master).

David Gallo may be deemed to beneficially own 17,740,902 Shares, representing 11.58% of the Issuer’s outstanding Shares (based on (i) 150,573,984 Shares outstanding as of March 2, 2023, as disclosed in the Issuer's Annual Report on Form 10-K for the period ended December 31, 2022, filed with the SEC on March 10, 2023, plus (ii) the number of Shares issuable upon the conversion of the Series A Preferred Shares and the Series B Preferred Shares held by Capital Partners and Capital Partners Offshore Master). Mr. Gallo is the Founder, Managing Partner and Portfolio Manager at Valinor Management, an investment management firm that serves as the investment manager to a number of private investment vehicles including Capital Partners Offshore Master and Capital Partners, and is the managing member of Associates, which in turn is the general partner of Capital Partners Offshore Master and Capital Partners.  Valinor Management Associates, LLC is the general partner of Valinor Management.

The aggregate number and percentage of the Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D.

(c) Other than an in-kind dividend of an aggregate of 170 Series A Preferred Shares and 228 Series B Preferred Shares paid on January 15, 2023, pursuant to the applicable Certificate of Designations, none of the Reporting Persons has effected any transaction in the Shares within the last 60 days.

(d) To the knowledge of the Reporting Persons, no person other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported on this Statement.

(e) Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 14, 2023	Valinor Management, L.P.

	By:	/s/ David Gallo
Name: David Gallo
Title: Managing Partner

Date: March 14, 2023	/s/ David Gallo
David Gallo

Date: March 14, 2023	Valinor Associates, LLC

	By:	/s/ David Gallo
Name: David Gallo
Title: Managing Partner

Date: March 14, 2023	Valinor Capital Partners Offshore Master Fund, L.P.

	By:	/s/ David Gallo
Name: David Gallo
Title: Managing Partner

Date: March 14, 2023	Valinor Capital Partners, L.P.

	By:	/s/ David Gallo
Name: David Gallo
Title: Managing Partner